EXHIBIT 3.1

                        AMENDED CERTIFICATE OF SECRETARY


I, the undersigned, do hereby certify:

1. That I am the duly elected and acting Secretary of SGI International, a Utah Corporation.

2. The Resolution set forth below is a true and correct copy of a Resolution passed by the SGI Board of Directors on October 16, 1998, amending the established Series 98-C Convertible Preferred Stock.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the corporation on October 16, 1998.

/s/ JOHN R. TAYLOR
-----------------------------------
John R. Taylor, Secretary

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board by provisions of the Certificate of Incorporation of the Company, as amended (the "Certificate of Incorporation"), and the Corporation Laws of the State of Utah, the issuance of a series of Preferred Stock, which shall consist of Two Thousand Two Hundred (2,200) shares, out of Twenty Million (20,000,000) shares of Preferred Stock which the Company has authority to issue, be, and the same hereby is, authorized, and the Board hereby fixes the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restriction thereof, of the shares of such series (in addition to the powers, designations, preferences, and relative, participating, optional or to other special rights and the qualification, limitations or restrictions thereof, set forth in the Certificate of Incorporation which may be applicable to the Preferred Stock) authorized by this resolution as follows:

(a) Designation and Rank

The designation of the series of Preferred Stock authorized by this resolution shall be 98-C Six Percent (6%) Convertible Preferred Stock (the "Series 98-C Preferred Stock"). The Series 98-C Preferred Stock shall have a liquidation preference (the "Liquidation Preference") of One Thousand ($1,000) Dollars per share. The Series 98-C Preferred Stock shall rank prior to the Company's Common Stock and to all other classes and series of equity securities of the Company now or hereafter authorized, issued, or outstanding, other than any classes or series of equity securities of the Company ranking on a parity with or senior to the Series 98-C Preferred Stock as to dividend rights or rights upon liquidation, winding up or dissolution of the Company. The Series 98-C Preferred Stock shall be junior to all previous Series of Preferred Stock as to both the payment of dividends and the distribution of assets upon liquidation, dissolution, or winding up of the Company, and shall be junior to all outstanding debt of the Company. The Series 98-C Preferred Stock shall be subject to the creation of senior stock, parity stock and junior stock to the extent not expressly prohibited by the Company's Certificate of Incorporation.

(b) Voting Rights

Each holder of the Series 98-C Preferred Stock shall have no voting rights or powers whatsoever on any matters concerning the Company.

(c) Dividend Provisions

(1) The holders of shares of Series 98-C Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock of this Company) on the Common Stock of this Company, at a per share rate equal to six percent (6%) per annum of the amount of the respective Liquidation Preference of the Series 98-C Preferred Stock as set forth in Section (a) hereof, payable upon conversion. Any dividends payable pursuant to the provisions of this paragraph shall, at the Company's option, be payable in cash, or unrestricted shares of Common Stock of the Company within five (5) business days of when due. In the event the Company chooses to issue Common Stock as payment of the dividends, but at such time such Common Stock has not been included in an effective registration statement, the Company may delay issuance of the Common Stock until such time as these shares of Common Stock are subject to an effective registration statement. Dividends, as set forth above, will continue to accrue on any unpaid and/or delayed dividends until such time as such Common Stock is issued, and the Company shall issue such additional number of shares of Common Stock for such additional dividends. If the Company elects to pay the dividends in shares of Common Stock and if these shares of Common Stock are not subject to an effective registration statement within one hundred eighty (180) calendar days after the Company has received payment for the Series 98-C Preferred Stock (the "Closing Date"), the Company will pay to the holder, on or before the 183rd calendar day after the Closing Date all accrued and unpaid dividends in immediately available funds, in accordance with the mandatory redemption provisions contained herein. The number of shares of Common Stock to be issued by the Company in lieu of a cash payment for dividends due as set forth herein shall be equal to the number of shares of Common Stock resulting from dividing the dollar amount of dividends owed by the Conversion Price (as defined below).

(2) Such dividends shall accrue on each share of Series 98-C
Preferred Stock from the Closing Date, and shall accrue from day to day whether or not earned or declared. Such dividends shall be cumulative so that if such dividends in respect of any previous or current annual dividend period, at the annual rate specified above, shall not have been paid or declared and a sum sufficient for the payment thereof set apart, for all Series 98-C Preferred Stock at the time outstanding, the deficiency shall first be fully paid before any dividend or other distribution shall be paid on or declared or set apart for the Series 98-C Preferred Stock or Common Stock. Dividends on the Series 98-C Preferred Stock shall be non-participating and the holders of the Series 98-C Preferred Stock shall not be entitled to participate in any other dividends beyond the cumulative dividends specified herein.

(d) Liquidation

1. General. Upon any liquidation, dissolution or winding up of the Company, the holders of the Series 98-C Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to stockholders, before any distribution or payment is made upon any Common Stock or any other stock ranking as to the distribution of assets upon liquidation, dissolution or winding up of the Company junior to the Series 98-C Preferred Stock, an amount in cash equal to the amount of any accumulated but unpaid dividends as described in Paragraph (c) herein, plus the Liquidation Preference of the Series 98-C Preferred Stock (collectively, the "Liquidation Value"), and shall not be entitled to any further payment. After the full preferential Liquidation Value has been paid to, or determined and set apart for the Series 98-C Preferred Stock, the remaining assets shall be paid in accordance with the laws of the State of Utah. Written notice of such liquidation, dissolution or winding up, stating a payment date, the amount of the payment and the place where the amounts distributable shall be payable, shall be mailed by certified or registered mail, return receipt requested, not less than 60 calendar days prior to the payment date stated therein, to each record holder of any share of Series 98-C Preferred Stock. Neither the consolidation or merger of the Company into or with any other company or companies, nor the sale or transfer by the Company of all or any part of its assets, nor the reduction of the capital stock of the Company, shall be deemed to be a liquidation, dissolution, or winding up of the Company for purposes hereof.

2. Partial Distribution of Assets. If the amounts available for distribution with respect to the Series 98-C Preferred Stock and all other outstanding stock of the Company ranking on a parity with the Series 98-C Preferred Stock upon liquidation are not sufficient to satisfy the full liquidation rights of all the outstanding Series 98-C Preferred Stock and stock ranking on a parity therewith, then the holders of each series of such stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which in the case of Preferred Stock ranking on a parity with or senior to Series 98-C may include accumulated dividends) to which they are entitled.

(e) Conversion.

1. General. Subject to the other provisions hereof including paragraph (f) herein, each share of the Series 98-C Preferred Stock shall be convertible, at the option of the holder as described in paragraph 2 below, into that number of shares of fully paid and nonassessable shares of Common Stock which is to be derived from dividing the Conversion Rate by the Conversion Price. For purposes of this Certificate of Secretary, the "Conversion Rate" shall mean the Liquidation Preference of One Thousand ($1,000) Dollars per share of Series 98-C Preferred Stock. For purposes hereof, the "Conversion Price" shall be determined as of the business date the notice of conversion is received by the Company via facsimile ("Conversion Date") and shall be equal to the lesser of: (a) one hundred percent (100%) of the Closing Bid Price (as defined below) of the shares of Common Stock on the trading day immediately preceding the Closing Date, or (b) seventy five percent (75%) of the Market Price, where the "Market Price" is defined as the average of the five lowest Closing Bid Prices of the Common Stock during the five trading days immediately preceding the Conversion Date (such five trading day period is hereby referred to as the "Lookback Period"). After the last trading day of each month that the Series 98-C Preferred Stock remains outstanding, starting on the first day of the fourth month after the Closing Date the Lookback Period will be increased by two trading days until the Lookback Period equals a maximum of 30 trading days. The "Closing Bid Price" of the Common Stock shall be deemed to be the reported last bid price as reported by Bloomberg LP or if unavailable, on the principal national securities exchange on which the Common Stock is listed or admitted to trading, or if the Common Stock is not listed or admitted to trading on any national securities exchange, the closing bid price as reported by NASDAQ or such other system then in use, or, if the Common Stock is not quoted by any such organization, the closing bid price in the over-the-counter market as furnished by the principal national securities exchange on which the Common Stock is traded. If certificates for Common Stock are not delivered within five (5) business days of the Conversion Date, then the holder of the Series 98-C Preferred Stock will be entitled to revoke the relevant notice of conversion by delivering a notice to such effect to the Company whereupon the Company and the holder shall each be restored to their respective positions immediately prior to the delivery of such notice of conversion or be entitled to liquidated damages as set forth in (e) 3 below.

2. Exercise of Conversion Rights. Subject to the limitations described in paragraph (f) herein, the Series 98-C Preferred Stock shall first be convertible at the earlier of: (i) the date the Form S-2 or S-3 registration statement (the "Registration Statement") filed by the Company, which includes the shares of Common Stock underlying the Series 98-C Preferred Stock, is declared effective by the Securities and Exchange Commission, or (ii) the sixty first (61st) calendar day after the Closing Date. The holder of the Series 98-C Preferred Stock agrees that it shall not convert any portion of the Series 98-C Preferred Stock, which would result in such holder being deemed the owner, at any specific point in time, of more than 4.99% of the then outstanding shares of Common Stock. The preceding sentence shall not interfere with such holder's right, over time, to convert the full face value of the 98-C Preferred Stock, into more than 4.99% of the then outstanding shares of Common Stock in the aggregate. In no event shall the aforementioned 4.99% restriction apply in the event of an Event of Default (as defined below) has occurred and remains uncured for ten business days.

An "Event of Default" shall have occurred upon the following:

(i) failure on the part of the Company to observe or perform any material covenant contained in any agreement between the Company and the holder of the Series 98-C Preferred Stock for 30 calendar days from the date of such occurrence;

(ii) the trading in the Common Stock shall have been suspended by the SEC or by the OTC Bulletin Board (or if the Common Stock is then listed and approved for trading on either the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market's Small Cap Stock Market, or the NASDAQ Stock Market's National Market and then have been so suspended, and has not within ten trading days after such suspension been listed on the OTC Bulletin Board) except for any suspension or trading of limited duration solely to permit dissemination of material information regarding the Company and except if, at the time there is any suspension, the Common Stock is then listed and approved for trading on either the OTC Bulletin Board, the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market's Small Cap Stock Market, or the NASDAQ Stock Market's National Market within ten (10) trading days thereof;

(iii) failure of the Company to file listing applications within twenty (20) business days of the Company being required to do so by the market or exchange in which the Common Stock is then so listed, which failure is not cured within five (5) business days of such failure;


(iv) the Company shall have its Common Stock delisted from the OTC Bulletin Board for at least ten (10) consecutive trading days and is unable to obtain a listing on either the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market's Small Cap Stock Market or the NASDAQ Stock Market's National Market within such ten (10) trading days;

(v) the Registration Statement shall not have been declared effective by the SEC within 180 calendar days after the Closing Date, or such effectiveness shall not be maintained until (i) the date that all of the shares of Common Stock underlying the Series 98-C Preferred Stock have been sold pursuant to the Registration Statement, (ii) the date that the shares of Common Stock underlying the Series 98-C Preferred Stock may be sold under the provisions of Rule 144, without volume limitation, or (iii) two (2) years after the effective date of the Registration Statement;

(vi) the Company or any material subsidiary has commenced a voluntary case or other proceeding seeking liquidation, winding-up, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency, moratorium or other similar law now or hereafter in effect of seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or has consented to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or has made a general assignment for the benefit of creditors, or has failed generally to pay its material debts as they become due, or has taken any corporate action or has taken any corporate action to authorize any of the foregoing;

(vii) an involuntary case or other proceeding has been commenced against the Company or any material subsidiary seeking liquidation, winding-up, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency, moratorium or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 calendar days, or an order for relief has been entered against the Company or any subsidiary under the federal bankruptcy laws as now or hereafter in effect;

(viii) default in any material provision (including payment) of any agreement governing the terms of any debt of the Company or any subsidiary in excess of $1,000,000, which has not been cured, extended, or otherwise agreed to, within any applicable period of grace associated therewith;

(ix) judgments or orders for the payment of money which in the aggregate at any one time exceed $1,000,000 and are not covered by insurance have been rendered against the Company or any subsidiary by a court of competent jurisdiction and such judgments or orders shall continue unsatisfied and unstayed for a period of 60 calendar days; or

(x) any material representation, warranty, certification or statement made by the Company in any agreement entered into between the Company and any holder of Series 98-C Preferred Stock, or which is contained in any certificate, document or financial or other statement furnished at any time under or in connection with any such agreement shall prove to have been untrue in any material respect when made.

3. Mechanics of Conversion. The holder of the Series 98-C
Preferred Stock shall exercise its right to convert the Series 98-C Preferred Stock by telecopying an executed and completed notice of conversion to the Company and delivering the original notice of conversion to the Company by express courier. The holder of the Series 98-C Preferred Stock shall be required to deliver the original Series 98-C Preferred Stock certificate to the Company, provided the full face value of the Series 98-C Preferred Stock certificate has been fully converted. The notice of conversion shall be deemed effective upon facsimile receipt by the Company. Each business date on which a notice of conversion is telecopied to and received by the Company in accordance with the provisions hereof shall be deemed a Conversion Date. The Company will use its best efforts to transmit the certificates representing shares of Common Stock issuable upon conversion of any Series 98-C Preferred Stock to the holder via express courier, by electronic transfer or otherwise within three business days after the Conversion Date, provided the Company has received the original duly executed notice of conversion prior to such time. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. Each fully converted Series 98-C Preferred Stock certificate shall be sent to Company within three business days of such Conversion Date. In the event that a holder partially converts a Series 98-C Preferred Stock certificate such holder shall fully convert the remaining balance of such certificate prior to converting any part of another certificate in holder's possession. In the event that the Common Stock issuable upon conversion of the Series 98-C Preferred Stock is not delivered within five business days of the Conversion Date, the Company shall pay to such holder, in immediately available funds, immediately upon demand, as liquidated damages for such failure and not as a penalty, for each $100,000 principal amount of the Series 98-C Preferred Stock sought to be converted, $500 for each of the first ten calendar days late, and $1,000 per calendar day thereafter that the shares of Common Stock issuable upon conversion of the Series 98-C Preferred Stock are not delivered, which liquidated damages shall run from the sixth business day after the Conversion Date. Any and all payments required pursuant to this paragraph shall be payable only in cash, and shall not relieve the Company of any of its obligations created hereunder, including but not limited to, delivery of the shares of Common Stock due upon conversion of the Series 98-C Preferred Stock.

4. Adjustment Provisions. The number of shares of Common Stock issuable upon the conversion of the Series 98-C Preferred Stock and the Conversion Price shall be subject to adjustment as follows:

(i) In case the Company shall (i) pay a dividend on Common Stock in Common Stock or securities convertible into, exchangeable for or otherwise entitling a holder thereof to receive Common Stock, (ii) declare a dividend payable in cash on its Common Stock and at substantially the same time offer its shareholder a right to purchase new Common Stock (or securities convertible into, exchangeable for or other security entitling a holder thereof to receive Common Stock) from proceeds of such dividend (all Common Stock so issued shall be deemed to have been issued as a stock dividend), (iii) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, (iv) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (v) issue by reclassification of its Common Stock any shares of Common Stock of the Company, the number of shares of Common Stock issuable upon conversion of the Series 98-C Preferred Stock immediately prior thereto shall be adjusted so that the holders of the Series 98-C Preferred Stock shall be entitled to receive after the happening of any of the events described above that number and kind of shares as the holders would have received had such Series 98-C Preferred Stock been converted immediately prior to the happening of such event or any record date with respect thereto. Any adjustment made pursuant to this subdivision shall become effective immediately after the close of business on the record date in the case of a stock dividend and shall become effective immediately after the close of business on the record date in the case of a stock split, subdivision, combination or reclassification.

(ii) Any adjustment in the numbers of shares of Common Stock issuable hereunder otherwise required to be made by this Section (e)(4) will not have to be made if such adjustment would not require an increase or decrease in one percent (1%) or more in the number of shares of Common Stock issuable upon conversion of the Series 98-C Preferred Stock. No adjustment in the number of shares of Common Stock issuable upon conversion will be made for the issuance of shares of capital stock to directors, employees or independent contractors pursuant to the Company's or any of its subsidiaries' stock option, stock ownership or other benefit plans or arrangements or trusts related thereto or for issuance of any shares of Common Stock pursuant to any plan providing for the reinvestment of dividends or interest payable on securities of the Company and the investment of additional optional amounts in shares of Common Stock under such plan.

(iii) Whenever the number of shares of Common Stock issuable upon the conversion of the Series 98-C
Preferred Stock is adjusted, as herein provided, the Conversion Price shall be adjusted (to the nearest cent) by multiplying such Conversion Price immediately prior to such adjustment by a fraction of which the numerator shall be the number of shares of Common Stock issuable upon the exercise of each share of Series 98-C Preferred Stock immediately prior to such adjustment, and of which the denominator shall be the number of shares of Common Stock issuable immediately thereafter.

5. Mergers, etc. In the case of any (i) consolidation or merger of the Company into any entity (other than a consolidation or merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock of the Company), (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company as an entirety or substantially as an entirety, or (iii) reclassification, capital reorganization or change of the Common Stock (other than solely a change in par value, or from par value to no par value), in each case as a result of which shares of Common Stock shall be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each holder of a share of Series 98-C Preferred Stock then outstanding shall have the right thereafter to convert such share only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, transfer, capital reorganization or reclassification by a holder of the number of shares of Common Stock of the Company into which such shares of Series 98-C Preferred Stock would have been converted immediately prior to such consolidation, merger, sale, transfer, capital reorganization or reclassification, assuming such holder of Common Stock of the Company (A) is not an entity with which the Company consolidated or into which such sale or transfer was made, as the case may be ("constituent entity"), or an affiliate of the constituent entity, and (B) failed to exercise his or her rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer (provided that if the kind or amount of securities, cash or other property receivable upon such consolidation, merger, sale or transfer is not the same for each share of Common Stock of the Company held immediately prior to such consolidation, merger, sale or transfer by other than a constituent entity or an affiliate thereof and in respect of which the Company merged into the Company or to which such rights or election shall not have been exercised ("non-electing share"), then for the purpose of this Section (e)(5) the kind and amount of securities, cash or other property receivable upon such consolidation, merger, sale or transfer by each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). If necessary, appropriate adjustment shall be made in the application of the provision set forth herein with respect to the rights and interest thereafter of the holders of shares of Series 98-C Preferred Stock, to the end that the provisions set forth herein shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares. The above provisions shall similarly apply to successive consolidations, mergers, sales, transfers, capital reorganizations and reclassifications. The Company shall not effect any such consolidation, merger, sale or transfer unless prior to or simultaneously with the consummation thereof the successor Company or entity (if other than the Company) resulting from such consolidation, merger, sale or transfer shall assume, by written instrument, the obligation to deliver to the holder of each share of Series 98-C Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to receive under this Section (e)(5).

6. No Impairment. This Company will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section (e) and in taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series 98-C Preferred Stock against impairment.

7. Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series 98-C Preferred Stock. Any fractional shares issuable upon conversion of the Series 98-C Preferred Stock shall be rounded up to the nearest whole share or, at the election of the Company, the Company shall pay the holder thereof an amount in cash equal to the closing bid price thereof.

8. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of Series 98-C Preferred Stock pursuant to Section (e)(4), the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Series 98-C Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment are based. The Company shall, upon written request at any time of any holder of Series 98-C Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (A) the Conversion Price at the time in effect, and (B) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Series 98-C Preferred Stock.

9. Reservation of Common Stock Issuable Upon Conversion. The
Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of shares of Series 98-C Preferred Stock, such numbers of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series 98-C Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall be insufficient to satisfy the conversion rights hereunder, in addition to such other remedies as shall be available to the holder of Series 98-C Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(f) Redemption

1. Optional Redemption by the Company. For so long as no Event of Default shall have occurred, and be continuing, and the Company has not received a notice of conversion for such shares, the Company may, at its option, repay, in whole or in part, the Series 98-C Preferred Stock shares at the Redemption Price as defined below. The Series 98-C Preferred Stock is redeemable as a series, in whole or in part, by the Company by providing written notice (the "Redemption Notice") to the holder of the Series 98-C Preferred Stock via facsimile at his or her address as the same shall appear on the books of the Company (the business date and time, between the hours of 9:00 a.m. and 5:00 eastern time, the Redemption Notice is received by the holders of the Series 98-C Preferred Stock via facsimile is defined to be the "Redemption Notice Date"). Within three business days after the Redemption Notice Date the Company shall arrange payment of the Redemption Price (as defined below) in immediately available funds to the holder for the shares of Series 98-C Preferred Stock which are the subject of the Redemption Notice (such date of payment referred to as the "Redemption Date"). Partial redemptions shall be in an aggregate principal amount of at least $100,000. If fewer than all of the outstanding shares of Series 98-C Preferred Stock are to be redeemed, the Company will select those to be redeemed pro-rata amongst the then holders of the Series 98-C Preferred Stock.

2. Mandatory Redemption. In the event the Series 98-C
Preferred Stock has not been converted two (2) years from the Closing Date, or such next business date thereafter (the "Mandatory Redemption Date"), the Series 98-C Preferred Stock shall automatically be redeemed by the Company as if the Company voluntarily elected such redemption in accordance with the procedure, terms and conditions set forth in this Certificate of Secretary, with the Mandatory Redemption Date being deemed a Redemption Date.

3. Notice of Redemption. The Notice of Redemption shall set forth (i) the Redemption Date and the place fixed for redemption, (ii) the "Redemption Price", which shall be equal to one hundred twenty five percent (125%) of the Liquidation Value which Liquidation Value shall include cumulative dividends as provided herein which have accrued and are unpaid through the Redemption Date, and (iii) a statement that dividends on the shares of Series 98-C Preferred Stock to be redeemed will cease to accrue on such Redemption Date, and (iv) a statement of or reference to the conversion right set forth in Section (e) hereof. If fewer than all the shares of the Series 98-C Preferred Stock owned by such holder are then to be redeemed, the notice shall specify the number of shares thereof that are to be redeemed and, if practicable, the numbers of the certificates representing such shares. Within three business days of the Notice of Redemption Date, the Company shall wire transfer the appropriate amount of funds into the escrow account of Goldstein, Goldstein & Reis, LLP who shall disburse such funds to the holders of the Series 98-C Preferred Stock which are the subject of the Notice of Redemption upon confirmation from the Company and the holders of the Series 98-C Preferred Stock that the redemption provisions have been complied with. If the Company fails to comply with the aforementioned redemption provisions in any manner whatsoever on two separate occasions, it shall waive its rights in the future to serve a Redemption Notice upon the holders of the Series 98-C Preferred Stock at any time. The holders may serve a notice of conversion upon the Company up until the Redemption Date, and any time thereafter. In the event the Company receives a notice of conversion during the time period between the Notice of Redemption Date and the Redemption Date, and the Company has complied with all of the redemption procedures set forth herein, the aforementioned notice of conversion shall be deemed null and void. In the event the aforementioned occurs and the Company has not complied with all of the redemption provisions set forth herein the Company must comply with the delivery requirements upon conversion as set forth herein.

4. Mechanics of Redemption. Subject to the occurrence of the wire transfer of the Redemption Price as described in Section (f)(3) above, each share of Series 98-C Preferred Stock to be redeemed shall be automatically canceled and converted into a right to receive the Redemption Price, and all rights of the Series 98-C Preferred Stock, including the right to conversion shall cease without further action.

5. Adjustment of Redemption Price. The Redemption Price shall be adjusted proportionally upon any adjustment of the Conversion Price under Section (e) (4) hereof and in the event of any stock dividend, stock split, combination of shares or similar event.

(g) Liquidated Damages. Upon the occurrence of any of the following events the Company shall, within five business days after facsimile written request of the majority of the then holders of the Series 98-C Preferred Stock, pay to such requesting holders of the then outstanding shares of Series 98-C Preferred Stock in immediately available funds, one hundred twenty five percent (125%) of the Liquidation Preference in accordance with the procedures set forth in Section (f) above. The parties hereby agree that the damages Holders could suffer as a result of any of the below events are not reasonably ascertainable. The damages agreed to by the parties herein constitute their best estimate of the loss Holders would suffer as a result of any of such events.

(i) the occurrence of a change of control which is defined as:
(a) any person who acquires directly or indirectly, more than 50% of the outstanding shares of any class of voting securities of the Company, and (b) where the individuals constituting the Board of Directors on the Closing Date shall cease to constitute a majority of the Board of Directors, unless the election of each director who was not a director prior thereto was approved by a majority vote of the directors then in office of the Company;

(ii) a transfer of all or substantially all of the assets of the Company to any person in a single transaction or series of related transactions;

(iii) a consolidation, merger or amalgamation of the Company with or into another person in which the Company is not the surviving entity (other than a merger which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of Common Stock);

(iv) the Registration Statement has been declared effective by the SEC and subsequently effectiveness is suspended, which suspension lasts for a period of more than forty five (45) calendar days;

(v) the issuance of the maximum number of shares of Common
Stock called for in the Registration Statement and the failure within ninety
(90) days thereafter to issue additional shares of Common Stock;

(vi) the consummation by the Company of one or more equity financings which result in net proceeds to the Company in excess of $4,000,000; or

(vii) an Event of Default has occurred.

Up until the date that the aforementioned liquidated damages are paid to the requesting holders, the holders shall retain all rights, preferences, and privileges contained in this Certificate of Secretary, including, but not limited to, the conversion rights set forth herein. Notwithstanding the above, the Company has no obligation to honor a conversion notice for the Series 98-C Preferred Stock for which the Company has paid liquidated damages as set forth in this Section. In any event, the non-requesting holders shall retain all rights preferences and privileges contained in this Certificate of Secretary, including, but not limited to, the conversion rights set forth herein.

(h) Notices.

1. Upon the Company. Any notice pursuant to the terms thereof to be given or made by a holder of shares of the 98-C Preferred Stock to or upon the Company shall be sufficiently given or made if sent by facsimile or by mail, postage prepaid, addressed (until another address is sent by the Company to the holder) as follows:

SGI International
1200 Prospect Street, Suite 325
La Jolla, CA 92037

2. Upon Series 98-C Preferred Stock Holders. Any notice pursuant to the terms hereof to be given or made by the Company to or upon any holder of shares of Series 98-C Preferred Stock shall be sufficiently given or made if sent by mail, postage prepaid, addressed (until another address is sent by the holder to the Company) to the address of such holder on the records of the Company.

(i) Status of Redeemed, Converted or Retired Shares. Shares of Series
98-C Preferred Stock either (i) redeemed, (ii) purchased, (iii) elected by the holders thereof to be the subject of liquidated damages which have been paid by the Company as set forth above, or (iv) otherwise acquired for value by the Company or converted by the holder (including the payment of liquidated damages as set forth in Section (g) above), , shall after such acquisition, have the status of canceled shares of Preferred Stock. In the event any shares of Series 98-C Preferred Stock shall be converted or redeemed pursuant to the conversion and/or redemption terms contained herein, the shares so converted shall be canceled and shall not be issuable by the Company, shall have the status of authorized but unissued shares of Preferred Stock and may be reissued by the Company at anytime as shares of any series of Preferred Stock other than Series 98-C Preferred Stock.

IN WITNESS WHEREOF, SGI International, has caused this Amended Certificate of Secretary to be signed by its Vice President, and attested to by its Secretary, this 16th day of October, 1998.

SGI INTERNATIONAL

    /s/ RICHARD J. GIBBENS
By:_______________________________

Title: VP Operations
Attest:

/s/ JOHN R. TAYLOR
-----------------------------
John R. Taylor, Secretary